HOLDING

RECEIVED
2007 JUL 10 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07025072

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

SUPPL

Date 02 July 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 29 May 2007

Press release:
Hypo Real Estate Capital Corporation closes $442 million construction financing and mortgage loan for the Trump International Hotel & Tower at Waikiki Beach in Hawaii

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

(2) 08 June 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of € 95 million facility to a company advised by The Carlyle Group, for the acquisition and complete refurbishment of "Tour Franklin"
(3) 18 June 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of €42.0 million financing for Grupo GMR refinancing of Barrio Art Decó
(4) 21 June 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of a SEK 383 million (circa EUR 41 million) financing to Cordea Savills, for the purchase of Solbacken Retail Park in Skellefteå, Sweden
(5) 27 June 2007	Press release Hypo Real Estate Bank International AG: Successful completion of a SEK 6,000 million (circa € 640 million) senior and acquisition facility to the Swedish listed real estate company AB Sagax (publ)
(6) 29 June 2007	Press release: Stephan Bub to leave the Management Board of Hypo Real Estate Holding AG

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $442 million construction financing and mortgage loan for the Trump International Hotel & Tower at Waikiki Beach Walk™ in Hawaii

- **All units pre-sold on first day setting world record sales of $700 million**

Munich, New York 29 May 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $442 million construction loan on May 2, 2007 to finance the development of the Trump International Hotel & Tower at Waikiki Beach Walk™ in Honolulu, Hawaii.

The borrower for this deal was Irongate AZREP BW LLC. Members of the borrowing entity include the sponsor, Irongate, a privately held real estate investment and development firm, and equity investors, including D.E. Shaw & Co., a global investment and technology development firm, Slam Investments Inc., the U.S. holding company of Solomon Lew of Melbourne, Australia, and Dune Real Estate Funds, a real estate private equity fund based in New York. The hotel portion of this deal is managed by Trump International Hotels Management, LLC. This is the first time that Hypo Real Estate Capital Corporation has worked with the borrower and the sponsors, but it has worked with Donald J. Trump and The Trump Organization, most recently on Trump International Hotel & Tower Las Vegas.

Trump International Hotel & Tower at Waikiki Beach Walk ("Trump Waikiki") is a 464-unit condo hotel development and located on one of the last remaining developable sites in Waikiki, Hawaii. This development is the first new five star hotel to be built in Waikiki in 25 years. The project will also contain a four story parking garage, a "signature" restaurant and a state-of-the-art spa.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Trump Waikiki offers expansive views of the ocean and Fort DeRussy Park, and direct access to the world-famous Waikiki Beach. Residents will enjoy five star amenities that include a library, wine cellar, infinity edge pool, sun deck, fitness center, and 24-hour maid and concierge services.

Trump Waikiki garnered significant interest around the world, which led the developers to hold the pre-sales selection process simultaneously in Waikiki and Tokyo. Within the first eight hours, all 464 units were sold, resulting in world record breaking sales of approximately $700 million in one day.

"We are pleased to have the opportunity to work with Irongate, D.E. Shaw, Slam and Dune on this exciting development," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "It is apparent that this development will be highly successful as all of its units have been pre-sold. We believe Irongate, D.E. Shaw, Slam and Dune's decision to work with us reflects our dedication to our clients and the high quality of service we provide."

Bruce Kimmelman, Director at Hypo Real Estate Capital Corporation said, "As one of the last developable sites in Waikiki, and situated only one block off the world famous Waikiki Beach, this in one of the most desirable properties in all of Hawaii. The excellent sponsorship, combined with the high level of pre-sale activity, has made this an exciting project to be involved with."

Notes to editors:

About the client

About Irongate
Irongate is a privately held real estate investment and development firm located in Los Angeles. The firm pursues real estate investments that provide superior risk adjusted returns. These investments are often complex properties and projects in select markets that provide for the opportunity to add value. This value creation ensures preservation of capital and significant potential for positive returns.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

About D.E. Shaw & Co.
The D.E. Shaw group is a global investment and technology development firm founded in 1988 that encompasses a number of closely related entities with approximately 1,000 employees, US$25 billion in aggregate investment capital, and offices in New York, London, Silicon Valley, Houston, Kansas City, San Francisco, Washington D.C., and Hyderabad, India. The firm has a significant presence in many of the world's capital markets, investing in a wide range of companies and financial instruments within both the major industrialized nations and a number of emerging markets.

About Slam Investments, Inc.
Slam Investments is the U.S. investment arm of Century Plaza Investments, the Melbourne, Australia based diversified investment group of Solomon Lew, one of Australia's leading businessmen. The group has extensive interests in retailing, importing and wholesaling, as well as a wide range of real estate investments from raw land to shopping centers to mixed used developments featuring hotel, residential and commercial elements. The group focuses particularly on opportunities to create value through the timely acquisition and development of strategically positioned businesses and properties.

About Dune Real Estate
The Dune Real Estate Funds make opportunistic investments in a broad range of real estate-related assets, portfolios, joint ventures and operating companies worldwide. The funds are managed by Dune Capital Management LP, an investment management firm formed by ex-Goldman Sachs bankers Daniel Neidich, Steven Mnuchin and Chip Seelig. Dune Capital Management LP has approximately $2.5 billion of capital under management and is based in New York.

About The Trump Organization
The Trump Organization was established in 1980 as the umbrella company for all of the company's real estate development and other corporate affiliates. Trump has continually set new standards of excellence while expanding interests in luxury residential real estate, world-class hotels, office buildings, championship golf clubs, gaming, merchandising, and entertainment. This enduring commitment has made Trump the preeminent developer of quality real estate known around the world.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based Asset Finance House. Hypo Real Estate Group has around 1,230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company Hypo Real Estate Holding AG (Munich) and three operational business entities. Hypo Real Estate Bank International AG (Stuttgart) and Hypo Real Estate Bank AG (Munich) conduct the real estate financing activities (segment Commercial Real Estate). Hypo Public Finance Bank (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment Asset Finance and Asset Management). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International AG: Successful completion of €95 million facility to a company advised by The Carlyle Group, for the acquisition and complete refurbishment of "Tour Franklin", an office building in Montreuil, near Paris

Munich/Paris/London 8th June 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a €95 million acquisition and refurbishment facility to a company advised by The Carlyle Group. The transaction completed on 30th May 2007.

The "Tour Franklin" office building is located in Montreuil, the eastern suburb of Paris, on the Paris ring road. The property, currently classified as a Class-C building has been acquired under a VEFA contract to be transformed into Class-A office space. Completion is planned for January 2009 and the finished building will comprise over 41,000 sqm rentable space (of which 33, 651 sqm will be offices) and 388 parking spaces. The building has been acquired from the French Social security body URSSAF and the he development of the project will be carried out by MEUNIER.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "This important transaction maintains our strong relationship with The Carlyle Group, a key client for us across Europe."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press release

Hypo Real Estate Bank International AG: Successful completion of €42.0 million financing for Grupo GMR refinancing of Barrio Art Decó, Madrid, Spain

Munich/London/Madrid 18 June 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a €42.0 million senior financing facility and a €3.4m VAT facility to Grupo GMR, for the refinancing of the Barrio Art Decó leisure centre in Madrid, Spain. The transaction completed on 21st May 2007.

The recently refurbished Barrio Art Decó is a 35,895 sq.m. leisure centre located in a residential area, close to the Manzanares river and within 1 km from the Royal Palace, the Almudena Cathedral and the Plaza de España.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "We are delighted to be able to support a second transaction for Group GMR in the past six months and to be able to support their acquisition plans".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank**

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

(Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press release

Hypo Real Estate Bank International AG: Successful completion of a SEK 383 million (circa EUR 41 million) financing to Cordea Savills, for the purchase of Solbacken Retail Park in Skellefteå, Sweden

Munich/London 21 June 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided SEK 383 million (circa EUR 41 million) of finance as a partial equity bridge and senior term loan, to a Special Purpose Company controlled by Cordea Savills LLP. The facility will be used to purchase a company that owns the Solbacken Retail Park, Skellefteå, Sweden. The transaction completed on 22 May 2007.

Solbacken Retail Park is retail warehouse park located in Skelleftea, Northern Sweden. Two phases of the development, totalling over 22,000 sq m of space have been completed and a third phase of 6,000 sqm is due to be completed in late 2007.

Cordea Savills is a European property fund manager with a range of commercial and residential funds investing in the UK and mainland Europe. The parent company of the Cordea Savills group is Cordea Savills LLP, an independent entity owned by Savills plc and the management team.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "The combination of bridge equity and senior term debt that we have provided for this corporate acquisition, exemplifies the expertise that is available to our customers within Hypo Real Estate Bank international."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Cordea Savills

Cordea Savills is the brand name for entities in the Cordea Savills group, including Cordea Savills LLP, Cordea Savills Investment Management Limited, Cordea Savills Private Investors LLP, Cordea Savills Advisors SpA and Cordea Savills SGR SpA. As at 31 December 2006, Cordea Savills managed £2.1 billion (€3.1 billion) of gross assets for a range of clients including pension funds, charities and private investors. Cordea Savills is a European property fund manager offering services on a pooled fund or segregated mandate basis. Funds are invested either directly in property, in investment vehicles, or both. Investment styles range from core to opportunistic. Cordea Savills LLP is a limited liability partnership registered in England No: OC306423.

Press release

Hypo Real Estate Bank International AG: Successful completion of a SEK 6,000 million (circa € 640 million) senior and acquisition facility to the Swedish listed real estate company AB Sagax (publ)

Munich / London / Stockholm, 27 June 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a SEK 6,000 million (circa € 640 million) senior and acquisition financing facility to AB Sagax (publ), a listed Swedish real estate company. The transaction was signed on 27 June 2007.

The seven year facility includes the refinancing of ca SEK 2,500 (circa € 256 million) million and an acquisition facility of ca SEK 3,500 (circa € 384 million) million, helping Sagax to continue its successful expansion whilst securing its long term debt commitment.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to strengthen the relationship with one of our most important Swedish clients AB Sagax (publ), by providing a facility that refinances its existing commitments and helps it to develop the business in the future. The transaction clearly demonstrates our commitment to providing quality structured financing in the Nordic region."

Commenting, David Mindus, CEO, Sagax, said: "Long term debt commitment is a fundamental prerequisite for a successful property business. The new facility will decrease our financial risk and help us capitalise on the opportunities we have identified for further expansion".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
David Mindus (AB Sagax (publ))
Phone: +46 8 545 83 540

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press release

Stephan Bub to leave the Management Board of Hypo Real Estate Holding AG

Munich, 29 June 2007: Stephan Walter Bub (49) will leave the Management Board of Hypo Real Estate Holding AG effective 30 June, 2007 by friendly mutual agreement. At the same time, he will also quit his post as CEO of Hypo Public Finance Bank (Dublin). He will continue to serve the Group in an advisory capacity until 31 December, 2007.

Mr. Bub, whose family lives in the United States, was appointed Executive Director of the Board of the former Hypo Real Estate Bank International (Dublin) in early 2004 with responsibility for Capital Markets. He has been a Member of the Management Board of the group parent company Hypo Real Estate Holding AG since 1 December, 2005 with responsibility for Capital Markets and Asset Finance/ Infrastructure Finance.

Hypo Real Estate Group will not appoint a successor to Mr. Bub. His responsibilities will be assumed by his colleagues on the Management Board in the future. Tom Glynn will be charged with responsibility for Capital Markets and Asset Finance/Infrastructure Finance, an area in which he has, in the past, played a significant role in establishing.
Subject to approval by the Irish Financial Services Regulatory Authority, Mr. Glynn, Executive Director of the Board at Hypo Public Finance Bank, will also assume the position of CEO of the Dublin based bank.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Kurt F. Viermetz, Chairman of the Supervisory Board of Hypo Real Estate Holding AG: "We thank Stephan Bub for his successful work for Hypo Real Estate Group. From Dublin and New York, he made a substantial contribution to the establishment of the Capital Markets and Asset-/Infrastructure Finance segments, which are now important strategic activities of the Group and contribute significantly to the profit at the Hypo Real Estate Group. We also thank him for having taken on considerable burden for a number of years in this effort."

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group is generating additional growth and creating the conditions for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities: **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (**Commercial Real Estate** segment), while **Hypo Public Finance Bank** (Dublin) combines public and infrastructure financing. The Group also conducts asset management and provides innovative products which permit the management of credit risks and services from its area of competence on behalf of third parties (the **Asset Finance** and **Asset Management** segments). The Hypo Real Estate Holding AG share has been listed on the Deutsche Aktienindex (DAX) since December 2005.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

END